CUSIP No. 84842R304	Schedule 13G/A	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Genius Brands International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37229T103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

38846790v.1

CUSIP No. 37229T103	Schedule 13G/A	Page 2 of 7 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.

Shared Voting Power

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

	7.	Sole Dispositive Power 0
	8.

Shared Dispositive Power

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.7% (see item 4)
12.	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, the Reported Warrants are subject to a 4.9% blocker and the Series A Convertible Preferred Stock are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 37229T103	Schedule 13G/A	Page 3 of 7 Pages

1.	Names of Reporting Persons Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.

Shared Voting Power

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

	7.	Sole Dispositive Power 0
	8.

Shared Dispositive Power

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.7% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, the Reported Warrants are subject to a 4.9% blocker and the Convertible Preferred Stock are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 37229T103	Schedule 13G/A	Page 4 of 7 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.

Shared Voting Power

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

	7.	Sole Dispositive Power 0
	8.

Shared Dispositive Power

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

380,445 shares of Common Stock

375,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock

275,000 shares of Common Stock issuable upon exercise of Warrants

(see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.7% (see item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, the Reported Warrants are subject to a 4.9% blocker and the Convertible Preferred Stock are subject to a 9.9% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 37229T103	Schedule 13G/A	Page 5 of 7 Pages

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G filed on June 3, 2014 as amended on February 17, 2015 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.001 per share, (the “Common Stock”) of Genius Brands International, a Nevada corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 2(a) and Item 4 in its entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Investment Manager

(i) Iroquois Capital Management L.L.C., a Delaware limited liability company (the “Investment Manager”), with respect to the shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants held by Iroquois Master Fund Ltd. and Iroquois Capital Investment Group LLC, funds to which the Investment Manager serves as investment manager, the “Iroquois Funds”).

Reporting Individuals

(ii) Mr. Joshua Silverman, with respect to the shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants held by, the Iroquois Funds.

(iii) Mr. Richard Abbe, with respect to the shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants held by, the Iroquois Funds.

The Investment Manager serves as the investment manager to each of the Iroqupos Funds. Each of the Reporting Individuals is a member of the Investment Manager.

The Reporting Persons previously entered into a Joint Filing Agreement, a copy of which was filed with the Original Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 37229T103	Schedule 13G/A	Page 6 of 7 Pages

Item 4.	OWNERSHIP

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 10,859,450 shares of Common Stock issued and outstanding as of November 16, 2015, as reported in Company’s Prospectus filed with the Securities and Exchange Commission on December 29, 2015 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and the conversion of the Convertible Preferred Stock (the “Reported Preferred Stock”) and the exercise of the reported warrants (the “Reported Warrants”), in each case subject to the Blockers (as defined below).

Pursuant to the terms of the Certificate of Designations governing the Reported Preferred Stock and the terms of the Reported Warrants, the Reporting Persons cannot convert the Reported Preferred Stock or exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock with respect to the Reported Preferred Stock and more than 4.99% of the outstanding shares of Common Stock with respect to the Reported Warrants (each a “Blocker” and collectively, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to convert all of the Reported Warrants due to the Blocker.

Iroquois Capital Management, LLC (the “Investment Manager”), which serves as the investment manager to the Iroquois Funds, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blockers) held by, the Iroquois Funds. Each of the Reporting Individuals, as members of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blockers) held by, the Iroquois Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Iroquois Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except to the extent of their pecuniary interest therein.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 37229T103	Schedule 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe